SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            _____________

                            SCHEDULE 13D
                           (Rule 13d-101)

              UNDER THE SECURITIES EXCHANGE ACT OF 1934



                   ELECTRONIC FAB TECHNOLOGY CORP.
                          (Name of Issuer)


               Common Stock, par value $.01 per share
                   (Title of Class of Securities)


                             28570P 10 5
                           (CUSIP Number)


                         Robert Stout, Esq.
                     Hershner, Hunter, Andrews,
                          Neill & Smith LLP
                        180 East 11th Avenue
                           Eugene OR 97440
                           (541) 686-8511
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                          February 24, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

1    NAME OF REPORTING PERSON
     CHARLES E. HEWITSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a) / /
                                             (b) /X/

3    SEC USE ONLY



4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


     NUMBER OF      7    SOLE VOTING POWER
       SHARES            660,000
       BENEFICIALLY
       OWNED        8    SHARED VOTING POWER
       BY                - 0 -
        EACH
        REPORTING        9    SOLE DISPOSITIVE POWER
        PERSON           660,000
        WITH
                    10   SHARED DISPOSITIVE POWER
                         - 0 -

          11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
            660,000

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.14%

     14     TYPE OF REPORTING PERSON
          IN

1 NAME OF REPORTING PERSON
       MATTHEW J. HEWITSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (a) / /
                                               (b) /X/

     3 SEC USE ONLY



     4 SOURCE OF FUNDS
       OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

     6 CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

       NUMBER OF      7    SOLE VOTING POWER
         SHARES            660,000
         BENEFICIALLY
         OWNED        8    SHARED VOTING POWER
         BY                - 0 -
             EACH
             REPORTING          9    SOLE DISPOSITIVE POWER
             PERSON             660,000
             WITH
                      10   SHARED DISPOSITIVE POWER
                           - 0 -

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
            660,000

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.14%

     14     TYPE OF REPORTING PERSON
          IN

1 NAME OF REPORTING PERSON
       GREGORY C. HEWITSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (a) / /
                                               (b) /X/

     3 SEC USE ONLY



     4 SOURCE OF FUNDS
       OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

     6 CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

       NUMBER OF      7    SOLE VOTING POWER
         SHARES            660,000
         BENEFICIALLY
         OWNED        8    SHARED VOTING POWER
         BY                - 0 -
             EACH
             REPORTING          9    SOLE DISPOSITIVE POWER
             PERSON             660,000
             WITH
                      10   SHARED DISPOSITIVE POWER
                           - 0 -

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
            660,000

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.14%

     14     TYPE OF REPORTING PERSON
          IN

ITEM 1.  SECURITY AND ISSUER.

       The class of equity securities to which this Schedule 13D relates is Common Stock, par value $.01 (the "Securities"), of Electronic Fab Technology Corp. (the "Issuer"), whose principal executive offices are located at 7251 West 4th Street, Greeley, Colorado 80634. The Issuer is engaged primarily in the provision of high-mix electronic manufacturing services to original equipment manufacturers in the medical, instrumentation, storage, and communications industries.

     ITEM 2.  IDENTITY AND BACKGROUND.

       (a)  The names of the persons filing this statement on
     Schedule 13D (collectively, the "Reporting Persons") are Charles
     E. Hewitson, Matthew J. Hewitson and Gregory C. Hewitson.

       (b) The residence addresses of the Reporting Persons are:

            Charles E. Hewitson
            2513 NE 136th Street
            Vancouver, WA 98686

            Matthew J. Hewitson
            13801 SE 35th Street
            Vancouver, WA 98683

            Gregory C. Hewitson
            15905 SW Oswego Shore Ct.
            Lake Oswego, OR 97034


       (c) The present principal occupation of each of the Reporting Persons is to act as consultant to EFTC and its subsidiaries including CEI.

       (d) The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) The Reporting Persons have not, during the past five years, been parties to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

       (f) Each of the Reporting Persons is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The Securities of the Issuer specified as beneficially owned by each Reporting Persons in Item 5 were received by such Reporting Person as partial consideration for such Reporting Person's ownership interest in Current Electronics, Inc. ("CEI"), a privately-owned corporation that was acquired by the Issuer on February 4, 1997. Such acquisition was completed pursuant to the terms of an Agreement and Plan of Merger, dated as of January 15, 1997 (the "Merger Agreement"), among the Issuer and each of the Reporting Persons. All references herein to the Merger Agreement are qualified in their entirety by reference to the terms of the such agreement, which constitutes an exhibit to this statement on Schedule 13D and is incorporated herein by reference. Each Reporting Person was a principal shareholder of CEI prior to its acquisition by the Issuer.


     ITEM 4.  PURPOSE OF TRANSACTION.

       The purpose of the acquisition of the securities of the Issuer specified in Item 5 was to facilitate the sale of such Reporting Person's interest in CEI to the Issuer as provided in the Merger Agreement.

       (d) Pursuant to the terms of the Merger Agreement, at the time of the consummation of the acquisition of CEI by the Issuer, the number of directors on the Issuer's Board of Directors was enlarged by three and each of the Reporting Persons became a director of the Issuer.

       None of the Reporting Persons has any other plans or proposals that relate to or would result in any of the actions described in subitems (a), (b), (c) or (e) through (j) of Item 4.


     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a)  In the aggregate, the Reporting Persons own
     1,980,000 shares of the Securities, or 33.4% of the aggregate number of the Securities outstanding, which are directly owned by the Reporting Persons as follows:

       Charles Hewitson directly owns 660,000 shares, or 11.14%, Matthew Hewitson directly owns 660,000 shares, or 11.14%,
     and
       Gregory Hewitson directly owns 660,000 shares, or 11.14%.

     Each of the Reporting Persons expressly disclaims beneficial ownership of the Securities held by each other Reporting Person.

       (b) Each Reporting Person has sole power to vote and to direct the voting of, and sole power to dispose or direct the disposition of the Securities indicated as directly owned by such Reporting Person in Item 5(a).

       (c) Each Reporting Person has only effected one transaction in the Securities in the past 60 days, being the acquisition of the Securities specified in Item 5(a) at the time of the consummation of the acquisition of CEI by the Issuer.
     The Reporting Persons each received $836,102.67 and 660,000 shares of the Securities in exchange for such Reporting Person's 9,416 shares of common stock of CEI. The acquisition of CEI and the issuance of the Securities specified in Item 5 were effected in a private transaction consisting of a merger of CEI with and into a wholly-owned subsidiary of the Issuer, with such subsidiary being the surviving corporation (the "Merger"). The capital stock of CEI prior to the Merger was converted into the right to receive cash and, in the case of the Reporting Persons, the Securities specified in Item 5(a). The closing of the Merger and the issuance of the Securities specified in Item 5(a) occurred at the offices of the Issuer's counsel, Holme, Roberts & Owen LLP, 1700 Lincoln Street, Denver, Colorado.

       (d)  Not applicable.

       (e)  Not applicable.


     ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       In order to effect the Merger, the Issuer and the Reporting Persons entered into the Merger Agreement, as described in response to Items 3, 4 and 5, which are incorporated herein by reference.

       In connection with the Merger Agreement and the transactions contemplated thereby, the Issuer agreed to provide to the Reporting Persons certain rights to cause, or to participate in, the registration of resales of all or part of the Securities held by them under the Securities Act of 1933. The terms of such rights are set forth in a Registration Rights Agreement, dated as of February 24, 1997 (the "Registration Rights Agreement"), among the Issuer and each of the Reporting Persons. Each reference herein to the Registration Rights Agreement is qualified in its entirety to the terms of such agreement, which constitutes an exhibit to this statement on
     Schedule 13D and is incorporated herein by reference.


     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       The following exhibits are filed herewith or incorporated by reference:

       1    Agreement and Plan of Merger among
               Electronic Fab Technology Corp., Current
               Merger Corp., and Current Electronic,
               Inc., dated as of January 15, 1997.

       2    Registration Rights Agreement, dated
               February 24, 1997, among the Company,
               Charles E. Hewitson, Matthew J.
               Hewitson, and Gregory Hewitson and
               certain parties.

       3    Joint Filing Agreement, dated March 5,
               1997, among Charles E. Hewitson, Matthew
               J. Hewitson and Gregory C. Hewitson.

                        SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:  March 6, 1997.



                                          /s/ Charles E.
     Hewitson
                                          Charles E.
     Hewitson



                                          /s/ Matthew J.
     Hewitson
                                          Matthew J.
     Hewitson



                                          /s/ Gregory C.
     Hewitson
                                          Gregory C.
     Hewitson

Exhibit Index

     Exhibit          Description                                       Page

     1*     Agreement and Plan of Merger
                    among Electronic Fab
                    Technology Corp., Current
                    Merger Corp., and Current
                    Electronic, Inc., dated as
                    of January 15, 1997.

     2*     Registration Rights
                    Agreement, dated February
                    24, 1997, among the Company,
                    Charles E. Hewitson, Matthew
                    J. Hewitson, and Gregory
                    Hewitson and certain
                    parties.

     3 Joint Filing Agreement,
                    dated March 5, 1997, among
                    Charles E. Hewitson, Matthew
                    J. Hewitson
                                and Gregory C. Hewitson.                     1

     _____________________________

     * Incorporated by reference from the Registrant's
          Current Report on Form 8-K, Commission File Number
          0-23332, filed on March 5, 1997 with respect to events of February 27, 1997.

                                                    EXHIBIT 3

                  JOINT FILING AGREEMENT

       The  undersigned hereby agree that the statement on
     Schedule 13D dated March 6, 1997, with respect to the Common Stock of Electronic Fab Technologies Corp. is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.

       This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.


       IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of March 5, 1997.




                                          /s/ Charles
     Hewitson
                                          Charles Hewitson




                                          /s/ Matthew
     Hewitson
                                          Matthew Hewitson




                                          /s/ Gregory
     Hewitson
                                          Gregory Hewitson











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